

OFFERING MEMORANDUM

facilitated by



# Brato Brewhouse and Kitchen

## FORM C

## OFFERING MEMORANDUM

### Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

### (A) Basic Information About the Company

| | |
|---|---|
| Name of Company | Brato Brewhouse and Kitchen |
| State of Organization | MA |
| Date of Formation | 01/06/2017 |
| Entity Type | Limited Liability Company |
| Street Address | 190 North Beacon Street, Brighton Brighton, 02135 |
| Website Address | https://www.bratobk.com/ |

### (B) Directors and Officers of the Company

| Key Person | | Jonathan Gilman |
|---|---|---|
| Position with the Company | Title | Manager |
| | First Year | 2017 |
| Other business experience (last three years) | | **Sous- Chef** (Cambridge Brewing Company. - *End Date*) — Running a kitchen; from helping to maintain the inventory and supervising quality control, to managing line cooks and running the day-to-day operations. |

| Key Person | Alex Corona |
|---|---|
| Position with the Company<br><br>                                          Title<br>                                          First Year | <br><br>Manager<br>2017 |
| Other business experience<br>(last three years) | • **Head Brewer** (Cambridge Brewing Company, *01/01/2016* - 12/28/2018 — Responsible for all beer production at the brewpub, managing a Brewer and Assistant Brewer. |

## (C) Each Person Who Owns 20% or More of the Voting Power

| Name of Holder | % of Voting Power (Prior to Offering) |
|---|---|
| Jonathan Gilman | 23% |
| Alex Corona | 76% |

## (D) The Company's Business and Business Plan

WHY BRATO BREWHOUSE AND KITCHEN?

Brato Brewhouse + Kitchen is an up and coming brewpub project headed by industry veterans, Chef Jonathan Gilman and Brewer Alex Corona. Together they are building a brewery and restaurant at 190 North Beacon Street in Brighton, MA, just across the street from the rapidly growing Boston Landing development project.

Planning to open Q1 2019, this future community-focused brewpub will partner with local farms to feature creative suppers, inventive house-made sausages and unique house-made sourdough grilled cheeses. The beers will be seasonally rotating and plan to span virtually all styles, aiming to satisfy nearly every patron's palate.

While brick and mortar construction gets underway, Brato has been operating pop-up food events at various Boston-area brewery taprooms, as well as taking full-service catering events and beer-focused dinners. Brato has also collaborated on beer recipes brewed at some of the breweries who host their pop-ups including Idle Hands, Night Shift, Lamplighter, Bone Up, and Dorchester Brewing Company.

Brato is currently brand-building by offering local brewery taprooms a food option by operating as a pop-up vendor selling grilled cheese on house-made sourdough, pickled veggies and house-made sausages.

MARKET ANALYSIS

As of 2017 Census estimates, the population of Boston was roughly 685,000. The total Greater Boston population, according to 2014 Census estimates, was 4.7 million. Our primary target

demographic is Millennials, ages 25-34, which as of 2016 Census estimates made up 23.3% of the Boston population.

According to the U.S. Census Bureau, there were 1,149,915 Millennials living in the Boston Metro area. This translates to approximately 447,316 people between the ages of 21-35 with a bachelor's degree holding a median income of at least $44,548. A second target drinker and frequent diner-out is the GenX population, ages 40-54, which accounts for another 17% of the Boston population.

In general, our primary competitors will be brewery taprooms and restaurants with an emphasis on craft beer and locally sourced food. Although there are a handful of craft beer focused restaurants in the area, there are currently no taprooms located in Allston/Brighton.

BUSINESS MODEL

Brato will sell food from their scratch kitchen and beer brewed on-site for in-house and take-home consumption. Primary costs include kitchen and brewing equipment as well as building construction and renovations (e.g. dining room, bar, patio, etc.)

Plans for expansion: Brewing capacity can easily be doubled by swapping out 10-barrel tanks for 20-barrel and performing double brewdays. If the demand for take-home beer is strong, we plan to organically grow into a small canning operation of primarily 16oz 4-packs. Barrel-aged and wild beers.

- At 3-5 years in, we plan for in-house cheese and charcuterie production.

## (E) Number of Employees

The Company currently has 6 employees.

## (F) Risks of Investing

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

These securities are offered under an exemption from registration under federal law. The U.S. Securities and Exchange Commission (the "SEC") has not made an independent determination that these securities are exempt from registration. The SEC has not passed upon the merits of the securities or the terms of the offering, and has not passed upon the accuracy or completeness of the offering documents or literature.

These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

Please refer to Appendix A for additional risks to consider when investing in this offering.

## (G) Target Offering Amount and Offering Deadline

| Target Offering Amount | $25,000 |
|---|---|
| Offering Deadline | May 6, 2020 |

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.

### (H) Commitments that Exceed the Target Offering Amount

| Will the company accept commitments that exceed the Target Offering Amount? | Yes |
|---|---|
| What is the maximum you will accept in this Offering (it may not exceed $1,070,000)? | $75,000 |
| If Yes, how will the company deal with the oversubscriptions? | We will accept subscriptions on a first-come, first-served basis. |

### (I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

| Use | Amount (Minimum) | Amount (Maximum) |
|---|---|---|
| Patio Construction | $15,000 | $40,000 |
| Furniture | $5,000 | $15,500 |
| Fixtures | $3,500 | $15,000 |
| Mainvest Compensation | $1,500 | $4,500 |
| TOTAL | $25,000 | $75,000 |

### (J) The Investment Process

#### To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

#### To Cancel Your Investment

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

#### Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering

Deadline.

- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

## (K) Material Changes

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

### Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

## (L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

## (M) Terms of the Securities

### Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." Many of the terms of the Notes are set forth in a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

### Summary of Terms

| | |
|---|---|
| Revenue Percentage[1] | 0.3 - 1.0%[2] |
| Payment Deadline | 2027-01-01 |
| Maximum Payment Multiple[3]<br>- Early Investors<br>- All Other Investors | 1.6 x<br>1.5 x |
| Sharing Start Date | The first day after disbursement that the company has revenues greater than one ($1) dollar |
| First Payment Date | Thirty (30) days after the last day of the calendar quarter ending not less than Sixty (60) days after the sharing start date. |
| Seniority | Subordinated |
| Securitization | Unsecured |
| Accrual Rate | 1.53% |

---

[1] as further defined in the note agreement

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 0.3% and a maximum rate of 1.0% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

| Amount Raised | Revenue Sharing Percentage |
|---|---|
| $25,000 | 0.3% |
| $37,500 | 0.5% |
| $50,000 | 0.6% |
| $62,500 | 0.8% |
| $75,000 | 1.0% |

[3] To reward early participation, the investors who contribute the first $25,000.0 raised in the offering will receive a 1.6x cap. Investors who contribute after $25,000.0 has been raised in the offering will receive a 1.5x cap.

### Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

## Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

## No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

## Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

## Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

## Other Classes of Securities

| Name of Security | Class A |
| --- | --- |
| Number of Shares Outstanding | 1300000 |
| Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights | Class A has voting rights with one vote per unit |
| How these securities differ from the revenue sharing notes being offered to investors | Class A is considered Equity, whereas the Notes offered on MainVest are considered debt instruments. |

| | |
|---|---|
| Name of Security | Class B |
| Number of Shares Outstanding | 0 |
| Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights | Class B has no voting rights |
| How these securities differ from the revenue sharing notes being offered to investors | Class B is considered Equity, whereas the Notes offered on MainVest are considered debt instruments. |

| | |
|---|---|
| Name of Security | Class C |
| Number of Shares Outstanding | 0 |
| Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights | Class C has no voting rights |
| How these securities differ from the revenue sharing notes being offered to investors | Class C is considered Equity, whereas the Notes offered on MainVest are considered debt instruments. |

| | |
|---|---|
| Name of Security | Series Seed Convertible Preferred Units |
| Number of Shares Outstanding | 84215 |
| Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights | No Voting Rights |
| How these securities differ from the revenue sharing notes being offered to investors | Series Seed is considered Equity, whereas the Notes offered on MainVest are considered debt instruments. |

### Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

### The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

9

| Name of Holder | % of Voting Power (Prior to Offering) |
|---|---|
| Jonathan Gilman | 23% |
| Alex Corona | 76% |

### How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

### How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

### (N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

### (O) Compensation of the Funding Portal

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed. MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest to acquire an interest.

### (P) Indebtedness of the Company

| Creditor | Amount | Interest Rate | Maturity Date | Other Important Terms |
|---|---|---|---|---|
| Eastern Bank | $990,566 | 6.75% | 1/5/2026 | |
| Boston Local Development Council Backstreets | $175,000 | 7.5% | 4/20/2021 | |
| Boston Local Development Council Job Creation Fund | $75,000 | 7.5% | 4/20/2021 | |
| Mainvest Revenue Share Note | $101,739 | 1.7% of revenue until 1.5x investment multiple is achieved | 12/31/2025 | |

(Q) Other Offerings of Securities within the Last Three Years

| Date Offering Began | Offering Exemption | Type of Securities | Amount Sold | How the Money was Used |
|---|---|---|---|---|
| January, 2017 | Rule 506(b) | Series Seed - Convertible Preferred Units | $80,000 | General Starting Costs |
| October 2018 | Rule 17CFR 227 (Regulation Crowdfunding) | Revenue Sharing Notes | $104,000 | Please refer to the company's Form CU dated 1/15/19 for additional disclosures |

(R) Transactions Between the Company and "Insiders"

The Company has not made any business transaction, including stock purchases, salaries, property rentals, consulting arrangements, guaranties, etc.

(S) The Company's Financial Condition

Other outstanding debt or equity

As of 12/31/19, Brato Brewhouse and Kitchen has debt of $1,953,270 outstanding and a cash balance of $14,696. This debt is sourced primarily from and will be senior to any investment raised on Mainvest. In addition to the Brato Brewhouse and Kitchen's outstanding debt and the debt raised on Mainvest, Brato Brewhouse and Kitchen may require additional funds from alternate sources at a later date.

Financial liquidity

Brato Brewhouse and Kitchen has a weak liquidity position due to its low cash reserves as

compared to debt and other liabilities. Brato Brewhouse and Kitchen expects its liquidity position to decline upon raising capital on Mainvest and deploying the capital to grow the business.

Historical milestones

Brato Brewhouse and Kitchen has been operating since January, 2017 and has since achieved the following milestones:

- Opened location in Brighton, MA
- Achieved revenue of $185,823 in 2018, which then grew to $335,150 in 2019.
- Had Cost of Goods Sold (COGS) of $47,578, which represented gross profit margin of 74.4% in 2018. COGS were then $122,532 the following year, which implied gross profit margin of 63.4%.

Historical financial performance is not necessarily predictive of future performance.

## (T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

## Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its 5-year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the company and utilizing any pro forma provided by the Company for making investment decisions.

### Brato Brewhouse and Kitchen, LLC
#### 5 Year Operating Projections

| | Year 1 | Year 2 | Year 3 | Year 4 | Year 5 |
|---|---|---|---|---|---|
| **Sales:** | | | | | |
| Food | 900,319 | $ 945,335 | $ 992,602 | $ 1,022,380 | $ 1,053,052 |
| Beer | 810,287 | $ 850,802 | $ 893,342 | $ 920,142 | $ 947,746 |
| Retail Merchandise | 90,032 | $ 94,534 | $ 99,260 | $ 102,238 | $ 105,305 |
| TOTAL SALES | 1,800,639 | 1,890,671 | 1,985,204 | 2,044,760 | 2,106,103 |
| **Cost of Sales:** | | | | | |
| Food | 282,250 | 296,363 | 311,181 | 320,516 | 330,132 |
| Beer | 64,823 | 68,064 | 71,467 | 73,611 | 75,820 |
| Retail Merchandise | 22,508 | 23,633 | 24,815 | 25,560 | 26,326 |
| Waste & Comp | 36,013 | 37,813 | 39,704 | 40,895 | 42,122 |
| TOTAL COST OF SALES | 405,594 | 425,874 | 447,167 | 460,582 | 474,400 |
| **Gross Profit** | 1,395,045 | 1,464,797 | 1,538,037 | 1,584,178 | 1,631,703 |
| **Payroll:** | | | | | |
| Salaries & Wages | 609,568 | 615,664 | 621,820 | 628,039 | 634,319 |
| Payroll Taxes | 76,672 | 77,439 | 78,213 | 78,996 | 79,785 |
| TOTAL PAYROLL | 686,240 | 693,103 | 700,034 | 707,034 | 714,104 |
| **PRIME COST** | 1,091,834 | 1,118,976 | 1,147,201 | 1,167,616 | 1,188,504 |
| **Other Controllable Expenses:** | | | | | |
| Marketing | 30,000 | 30,300 | 30,603 | 30,909 | 31,218 |
| Utilities | 60,000 | 60,600 | 61,206 | 61,818 | 62,436 |
| General & Administrative Expenses | 59,000 | 59,590 | 60,186 | 60,788 | 61,396 |
| Repairs & Maintenance | 18,000 | 18,180 | 18,362 | 18,545 | 18,731 |
| TOTAL OTHER CONTROLLABLE EXP. | 167,000 | 168,670 | 170,357 | 172,060 | 173,781 |
| **CONTROLLABLE PROFIT** | 541,805 | 603,024 | 667,646 | 705,084 | 743,818 |
| **Occupancy Costs & Depreciation** | | | | | |
| Occupancy Costs (Rent) | 112,500 | 115,875 | 119,340 | 122,895 | 126,585 |
| Insurances | 28,000 | 28,280 | 28,563 | 28,848 | 29,137 |
| Depreciation & Amortization | 116,736 | 116,736 | 116,736 | 116,736 | 116,736 |
| **Other (Income) Expenses** | | | | | |
| Other (Income) | 0 | 0 | 0 | 0 | 0 |
| Other Expense | 0 | 0 | 0 | 0 | 0 |
| **INCOME BEFORE INTEREST & INCOME TAXES** | $ 284,569 | $ 342,134 | $ 403,006 | $ 436,605 | $ 471,361 |

## (U) Disqualification Events

The answer for the Company is No, none of the designated people committed any of the prohibited acts, ever.

## Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

## (V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

## (W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

## (X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

## (Y) Other Information Prospective Investors Should Know About

The Issuer offers "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

## Additional Information Included in the Form C

|  | Most recent fiscal year-end (tax returns) | Prior fiscal year-end (tax returns) |
|---|---|---|
| Total Assets | $52,264.00 | $1,108,891.00 |
| Cash & Cash Equivalents | $24,139.00 | $917,415.00 |
| Accounts Receivable | $0 | $0 |
| Short-term Debt | $0 | $0.00 |
| Long-term Debt | $60,000.00 | $1,050,000.00 |
| Revenues/Sales | $15,289.00 | $158,073.00 |
| Cost of Goods Sold | $4,022.00 | $58,678.00 |
| Taxes Paid | $0 | $0.00 |
| Net Income | $-15,736.00 | $-84,110.00 |

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V